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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                       Commission File Number:  000-20786


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:  December 31, 2000

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


Leapfrog Smart Products, Inc.
- --------------------------------------------------------------------------------
Full Name of Registrant


Albara Corporation
- --------------------------------------------------------------------------------
Former Name if Applicable


1101 Maitland Center Commons
- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Maitland, Florida  32751
- --------------------------------------------------------------------------------
City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a) The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |    (b) The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[x]  |        thereof will be filed on or before the 15th calendar day
     |        following the prescribed due date; or the subject quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or before the fifth calendar day following the
     |        prescribed due date; and

     |
     |    (c) The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  The Registrant has not yet completed the Results of Operations or the Management's Discussion and Analysis of the Form 10-K for the period ending December 31, 2000 due to the fact that the Registrant's Controller/Bookkeeper had surgery in January and was out for an extended period of time. As a result of this, the other members of the Registrant's Finance Department and Management have had to assume additional responsibilities. The Registrant believes that the Form 10-K will be filed within the extension period.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Adam Clavell, Esq.                         (401) 272-5800
- --------------------------------------------------------------------------------
     (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         Leapfrog Smart Products, Inc.
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    By:  Leapfrog Smart Products, Inc.


Date:  March 30, 2001               By:  /s/ Les Bromwell
                                         ----------------------------
                                         LES BROMWELL, CEO and President


Date:  March 30, 2001               By:  /s/ Jon Gerster
                                         ----------------------------
                                         JON GERSTER, CFO